April 17, 2006

Mail Stop: 4561

By U.S. Mail and facsimile to (760) 202-1094

Mr.Dempsey K. Mork, Chief Executive Officer
Animal Cloning Sciences, Inc.
69930 Highway 111, Suite 100
Rancho Mirage, CA  92270

Re:	Animal Cloning Sciences, Inc.
Item 4.01 Form 8-K
      Filed April 13, 2006
File No. 000-22934

Dear Mr. Mork:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Item 4.01

1. Please amend your Form 8-K to specifically indicate whether your former auditor resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Refer to Item 304(a)(1)(i-iii) of Regulation S-B.

2. Please amend your Form 8-K to state whether you authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each disagreement, and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(1)(iv)(c) of Regulation S-B.


3. Please amend to state if during the two most recent fiscal years or any subsequent interim period, your new independent accountant has been engaged by you as either the principal accountant to audit your financial statements, or as a consultant. Refer to Item 304(a)(2) of
Regulation S-B.

4. Please amend your Form 8-K to include the required letter from your former auditor addressing your revised disclosure as an exhibit
16 to your Form 8-K/A.  Refer to Item 304(a)(3) and Item 601(a) of
Regulation S-B.

       As appropriate, please amend your filing and respond to the comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3696.

									Sincerely,



									Paula Smith
									Staff Accountant
Mr. Dempsey K. Mork, Chief Executive Officer
Animal Cloning Sciences, Inc.
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